September 6, 2005
Securities and Exchange Commission
450 Fifth Street
NW Washington, DC 20549
SUBJECT: HASTINGS ENTERTAINMENT, INC. RESPONSES TO SEC STAFF COMMENT LETTER DATED AUGUST 8, 2005
Dear Mr. Ohsiek:
Below you will find an item-by-item response to the staff’s comment letter dated August 8, 2005.
1)	Where you identify intermediate causes of changes in your operating results, in future filings please also describe the reasons underlying the intermediate causes. For example, you indicate that sales increased in fiscal year 2004 primarily due to a 5% increase in same store revenues. You should elaborate to explain why same stores sales for each individual merchandise category are increasing. You should also explain why rental and sell-through revenues from all video and video game products increased in fiscal 2004. Additionally, your disclosures should indicate whether you expect identified trends in your historical operating results to continue into the future and why or why not. See SEC Release No. 33-8350.

In future filings we will broaden disclosure to explain intermediate causes of changes in operating results, such as why past revenue results, for specific merchandise categories, rental, and sell-through, increased or decreased. In future filings, we will comment, where appropriate, on identified trends in our historical operating results. We currently include a statement to the effect that due to the cyclical nature of the retail business and inherent uncertainty regarding the quality and popularity of movies, books, and music produced and released by the studios/publishers during any given year, we are unable to accurately predict sales trends. Please see “Seasonality” on page 15 of our 2004 Form 10-K. We do not believe additional cautionary language in this regard is necessary or appropriate.

2)	Please revise your contractual obligations table in future filings to include estimated interest payments on your debt. Because the table is aimed at increasing transparency of cash flow, we believe interest payments should be included in the table. If you choose not to include these payments, a footnote to the table should clearly identify the excluded item and provide any

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additional information that is material to an understanding of your cash requirements. See Section IV.A and footnote 46 to the Commission’s MD&A Guidance issued December 19, 2003 available at http://www.sec.gov/.

In future filings, the company will disclose our estimated interest payments on outstanding debt at year-end in a footnote to the Contractual Obligations Table noting that amounts are subject to change based on changes in interest rates and underlying debt balances.

3)	Please tell us where the cash inflows related to retail sales of rental videos converted to sales merchandise are included in your statements of cash flows. Also tell us in detail how your classification complies with GAAP and specifically SFAS 95. In this connection, it appears that the cash flows from the retail sales of the rental videos may be treated as operating cash inflows; yet we note that the cash outflows related to the purchase of these rental videos are classified as investing cash outflows. Tell us why you believe this treatment is consistent with paragraph 16(c) of SFAS 95 regarding sales of productive assets and also paragraph 24 of SFAS 95 regarding cash receipts and payments having aspects of more than one class of cash flows. We may have further comment.

Consistent with certain of the company’s competitors, the cash inflows from the sale of rental videos converted to sales merchandise are classified as operating activities while the purchases of rental video assets are classified as investing activities in the Statement of Cash Flows. The company purchases all rental videos with the principal purpose of generating rental revenues. Such purchases are comprised of initial store stock rental video titles (representing the core group of rental video offerings that each store will always carry) and new release video titles. The company classifies all rental videos as property and equipment in its consolidated balance sheet. In addition to the purchases of rental videos, the company purchases identical titles that are included in merchandise inventories in the balance sheet (and operating activities in the statement of cash flows) for purposes of selling these video titles at list price. As disclosed in footnote 1(h), the Company will convert a portion of rental videos to merchandise inventory to be sold as previously viewed tapes in its retail locations. Typically, the video titles converted to merchandise inventory represent quantities in excess of video titles required to be maintained in its rental video library at each of its retail locations.

The company believes the cash flow presentation is appropriate for the following reasons:

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•	Cash flows from rental videos are predominantly rental fees. On average, over the past two years, approximately 85.0% of total cash flows received on rental videos were generated from rentals. As a result, we believe investing activities is the appropriate classification for rental video purchases based on paragraph 24 of SFAS 95. This cash flow classification is also consistent with the fact that such assets are included in property and equipment in the consolidated balance sheet.

•	As noted above, a portion of rental videos will be converted to merchandise inventory and sold as a previously viewed tape at a substantial reduction from the new selling price for the particular video title. Revenues generated from such sales are included in merchandise revenues in the consolidated statement of operations. In addition, related cash flows are included in operating activities. The company believes this presentation is appropriate, as presentation of such cash flows from the sale of merchandise inventory as investing activities would be inconsistent with the classification of such sales in the statement of operations and not reflective of the nature of the transaction in the retailing business.

•	The rental video industry is somewhat unique in the fact that the multiple units of the same video title are sold as merchandise inventory and rented, which the company believes, along with the factors cited above, contributes to differing methods of cash flow presentation amongst our competitors. The company’s cash flow presentation is similar to certain of our competitors. Given the somewhat unusual nature of the cash flow presentation used by our industry, the company disclosed the transfers of rental videos to merchandise inventory to enhance transparency of the company’s financial statements as follows:

“During fiscal 2004, 2003, and 2002, $7.4 million, $4.4 million and $3.5 million, respectively, were transferred from rental videos to merchandise inventory at the lower of cost or market.”
To the extent revenue generating activities change such that the principal purpose of rental videos would be to source our merchandise inventory of previously viewed tapes versus holding units for purposes of generating rental revenues, we will consider changing the classification of rental video purchases to operating activities within the statement of cash flows.

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4)	Pursuant to paragraph 32 of SFAS 95, please disclose in future filings the amount of the noncash transfer from rental video fixed assets to previously viewed video inventory.

The amount of the noncash transfer from rental video fixed assets to previously viewed video inventory is disclosed under note (1)(h) on page 34 of our 2004 Form 10-K. We will continue to make that disclosure, where appropriate, in future filings.

5)	Please refer to paragraph 26 of SFAS 131 and disclose in future filings the factors used to determine that you have one reportable segment. Ensure the disclosure is clear in terms of how you manage your business and whether your in-store sales and internet sales represent separate operating segments that have been aggregated into one reportable segment or whether both of these retail formats is managed as one operating segment. Show us how the disclosure will read in future filings.

We currently have two operating segments (retail and internet) that have been aggregated into one reporting segment. During fiscal 2004, our internet operating segment had revenues, pre-tax loss and total assets of approximately $375,000; ($623,000); and $832,000 comprising 0.1%, (6.0%), and 0.3% of the consolidated totals. Such ratios were consistent with those in the past two years. Given the immaterial amount of the internet segment, we have combined the retail and internet segments. In our fiscal 2005 Form 10-K, we plan to add the following statement to footnote (1)(c) of the financial statements (page 33 in our 2004 Form 10-K) to inform the reader of management’s decision to combine our operating segments into one reporting segment: “We consider our retail and internet operations to be our operating segments for purposes of determining reportable segments based on the criteria of SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information. We determined that the internet segment was immaterial for segment reporting purposes. Therefore, we combine both operating segments into one reporting segment.”

6)	In future filings please disclose the types of expenses that you include in the merchandise cost of revenue and rental video cost of revenue line items and the types of expenses that you include within selling, general and administrative expenses. In doing so, please disclose specifically whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs and the other costs of your distribution network in merchandise cost of revenue and rental video cost of revenue. If you currently exclude a significant portion of these costs from

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merchandise cost of revenue and rental video cost of revenue, please provide cautionary disclosure in MD&A that your gross margins may not be comparable to others, since some entities include all of the rental video asset depreciation expense and costs related to their distribution network in cost of revenues and others exclude a portion of them from gross margin, including them instead in other operating expense line items. To the extent the excluded costs are material to your operating results, quantify these amounts in MD&A. If you determine that these amounts are immaterial for disclosure, please provide us with your qualitative and quantitative assessment of materiality for all periods presented.

The company plans to add disclosure to footnote (1)(g) of the financial statements in future filings to disclose the types of expenses included in cost of goods sold for merchandise and rental sales. Expenses included in cost of sales include cost of product purchased from vendors; rental video depreciation expense; shrinkage; markdowns; inventory write-offs; freight charges; receiving costs; inspection costs; and internal transfer costs. In addition, the company includes in cost of goods sold all expenses associated with our distribution center, including freight, warehouse personnel costs, supplies, maintenance, depreciation, occupancy, property tax, and utility costs; as well as costs associated with our returns center, including vendor refused product, handling charges, return fees, freight, return center personnel costs, supplies, maintenance, depreciation, rent, and utilities. Management has determined that the purchasing function should be included in selling, general, and administrative expenses. Total purchasing costs (comprised primarily of buyer salary costs) for fiscal year 2004 were approximately $3.2 million, or less than 1% of revenues. In addition, buyer product teams responsible for purchasing perform several other functions within the company including some store operations improvement initiatives and forecasting. Because of the immaterial impact of these purchasing costs on gross margin and SG&A expenses, management does not believe specific disclosure regarding the classification of such costs in MD&A is warranted. However, as some retailers include occupancy costs of their retail locations in cost of sales and we include such costs in SG&A, we will include disclosure in the MD&A of future filings the amounts of such costs and the fact that this method of presentation may be different than some of our competitors.

7)	Please tell us your consideration of disaggregating your rental video assets into separate depreciation pools for categories such as new release DVDs, new release VHS tapes, catalog DVDs, catalog VHS tapes, and video games.

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Also tell us your consideration of the potential impact such disaggregation would have on your financial statements.

The company’s depreciation policy is disclosed on page 18 of the 2004 Form 10-K, which states, “The capitalized cost of all rental video assets acquired for a fixed price is being amortized on an accelerated basis over six months to a salvage value of $4 per unit, except for rental video assets purchased for the initial stock of a new superstore, which are being amortized on a straight line basis over 36 months to a salvage value of $4. Rental video assets purchased for less than $4 are not amortized.” The company’s depreciation policy regarding depreciation pools for DVD, VHS, and video game items is based on the sales performance and ultimate residual salvage value of our rental assets. Our analysis shows that the six-month revenue profile curves for VHS, DVD, and video games show only immaterial differences and behave similarly across product categories. The company’s conclusion is that disaggregating our rental assets into additional depreciation pools beyond those already contemplated provides limited additional value and would produce an immaterial financial impact on the net book value of our rental video assets.

8)	We note you record an allowance for estimated costs related to merchandise to be returned to suppliers for which credit from the supplier is pending. You state that it is reasonably possible that your estimate of the ultimate settlement with your suppliers may change. Please confirm to us that this allowance is only relieved upon return of the related inventory, and not based on changes in management’s judgment. In this regard please note that inventory should be recorded at the lower of cost or market. The write down of inventory creates a new cost basis which cannot subsequently be marked up based on changes in the underlying facts and circumstances. Refer to SAB Topic 5:BB.

The majority of Hastings products are returnable based on contract terms. Inventory that is non-returnable is marked-down for sale and/or scrapped. For these items we perform a quarterly evaluation to assess any necessary write-downs to the lower of cost or market. If product has been returned to vendors, is in the process of being returned to vendors, or has been identified to be returned to vendors, the estimated costs associated with returning the products are accrued as an allowance for cost of inventory returns. These costs can include freight, valuation and quantity differences, and other fees charged by a vendor. Such costs are not capitalized as a component of inventory as they do not relate to procuring inventory. This allowance is relieved only upon the ultimate settlement of the related returned inventory, and not based on changes in management’s judgment.

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9)	In future filings please revise Schedule II to include your allowance for sales returns, if material. Refer to Rules 5-04 and 12-09 of Regulation S-X.

Historically, the allowance for sales returns has been immaterial (the allowance for sales returns at January 31, 2005 and January 31, 2004 was $242,000 and $217,000, respectively). Given the immateriality of such amounts, the Company does not believe the allowance for sales return should be included in Schedule II.

10)	Please confirm that the inclusion of your CEO and CFO’s title was not intended to limit the capacity in which such individuals provide the certifications. In the future, eliminate any reference to the CEO and CFO’s titles in the introductory paragraph of the certifications to conform to the format provided in Item 601(b)(31) of Regulation S-K.

The inclusion of the certifying officer’s title in the body of the certifications included in Exhibits 31.1 and 31.2 was intended to comply with Item 601(b)(31) of Regulation S-K, which calls for the certification to “identify” the certifying individual. We believed that identification of the certifying officers required more than naming them, and we do not believe that including the titles limits the capacity of the individuals. We do not object to deleting the titles from the body of the certifications if the staff believes that the format provided in Regulation S-K requires that, and we will exclude the titles from the introductory paragraph in future certifications.

11)	Please revise your future disclosures regarding your principal executive and financial officers’ conclusion as to the effectiveness of your disclosure controls and procedures to ensure it encompasses the entire definition of disclosure controls and procedures in Exchange Act Rules 13a-15(e) and 15d-15(e). Your current disclosure does not achieve this objective. Also confirm to us that your disclosures regarding the effectiveness of your disclosure controls and procedures are still accurate considering the entire definition of disclosure controls and procedures, or otherwise amend this Form 10-Q accordingly.

We confirm that the definition of disclosure controls and procedures used in response to Item 4 was intended to also include controls and procedures designed to ensure that information required to be disclosed by us in the reports we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure. We confirm that considering the entire definition of disclosure controls and procedures does

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not change our disclosure regarding the effectiveness of controls and procedures, which remains accurate.

12)	Please revise your future filings to provide an unqualified statement as to whether there were any changes during your most recent fiscal quarter in your internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, your internal controls and procedures over financial reporting. Your current disclosure, which states that “except as described above,” there were no changes in your internal control over financial reporting is not sufficient in this regard.

We will revise in future filings to provide an unqualified statement as requested.
In connection with our responses above, we acknowledge that:
•	the company is responsible for the adequacy and accuracy of the disclosures in our filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to our filings; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Sincerely,
/s/ Dan Crow
Dan Crow
Vice President Finance & Chief Financial Officer
Hastings Entertainment, Inc.